Exhibit 5.1


                        [SULLIVAN & CROMWELL LETTERHEAD]



                                                              December 30, 1996




Mr. Chris French
   General Counsel & Vice President
     Dendrite International, Inc.,
       1200 Mt. Kemble Avenue,
         Morristown, NJ  07960.

          Re: Dendrite 401(k) Retirement
              Savings Plan

Dear Mr. French:

         The Dendrite 401(k) Retirement Savings Plan (the "Plan") offers as one of its investment options the purchase of common stock in Dendrite International, Inc. (the "Company"). As a result of the addition of this investment option, the Company is filing a Form S-8 Registration Statement with the Securities Exchange Commission. As part of this filing, you have requested our opinion as to whether the Plan, as amended, complies with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         We have examined and relied upon originals or copies of such documents as we have deemed necessary or appropriate as a basis for the opinion set forth herein,


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Mr. Chris French                                                           -2-


including the (i) Plan and Trust Agreement as adopted July 1, 1990, (ii) Amendment to the Plan dated November 15, 1991, (iii) Amendment to the Plan dated January 1, 1993, (iv) Amendment to the Plan dated December 13, 1993, (v) Amendment to the Plan dated October 1, 1995, (vi) Amendment to the Plan dated May 1, 1996, (vii) Amendment to the Plan dated December 4, 1996 and (viii) Amendment and Restatement of the Plan dated December 30, 1996.

         The Company adopted the Plan as a standardized regional prototype plan sponsored by USF&G Business Services, Inc. Section 6.01 of Revenue Procedure 89-9 provides that an employer adopting such a plan may rely on the sponsor's opinion letter regarding the plan's tax qualified status. Therefore, the Company did not submit a request to the Internal Revenue Service (the "IRS") for a determination on the qualification of the Plan under Section 401(a) of the Code.

         In a letter dated February 8, 1991, USF&G notified the Company that they were abandoning the Plan. Section 16 of Revenue Procedure 89-9 provides that an "abandoned plan" becomes an "individually designed plan" of the adopting employer unless the employer adopts another prototype plan. The Company did not adopt another prototype plan, and the Plan became an individually designed plan of the Company. The Company has not submitted a request to the IRS for a


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Mr. Chris French                                                           -3-


determination on the qualification of the Plan under Section 401(a) of the Code.

         Based on our review of the Plan and subsequent amendments thereto, and subject to the proper administration of the Plan in accordance with the terms of the Plan and ERISA, it is our opinion that the Plan, as of December 4, 1996, complies with the requirements of ERISA, as they relate to the Plan.

         We are not admitted to the Bar of the State of New Jersey and express no opinion as to the laws of New Jersey, or any other jurisdiction, other than, to the extent specifically referred to herein, the Federal laws of the United States.

         We hereby consent to the use of this opinion as an exhibit to the Form S-8 Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 and the rules promulgated thereunder.

                                       Very truly yours,


                                       /s/ SULLIVAN & CROMWELL